Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that on 11 December 2023 Hillel West, Chief Manufacturing and Supply Officer and Kathryn Hudson, Company Secretary, both PDMRs of the Company, were each granted an option over ordinary shares of US$0.50 in the Company ('Shares') under the Indivior UK Savings Related Share Option Plan at an option price of £10.49 per share.

Mr West was granted an option over 1,807 Shares in conjunction with the entering into of a five-year savings contract. The option will become exercisable on 1 March 2029.   Ms Hudson was granted an option over 884 Shares.  The option was granted in conjunction with the entering into of a three-year savings contract. The option will become exercisable on 1 March 2027.

This notification is made in accordance with the requirements of the UK Market Abuse Regulation.

Kathryn Hudson
Company Secretary

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Hillel West
2	Reason for the notification
a)	Position/status	Chief Manufacturing and Supply Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Grant of an Option over Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£10.49	1,807
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	December 11, 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kathryn Hudson
2	Reason for the notification
a)	Position/status	PDMR - Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Grant of an Option over Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£10.49	884
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	December 11, 2023
f)	Place of the transaction	Outside a trading venue

Indivior PLC's Legal Identifier Code is 213800V3NCQTY7IED471